Exhibit 99.1

ASX ANNOUNCEMENT

July 30, 2013

Gtech International Executes Merger Agreement with Simavita Holdings

Melbourne, Australia; July 30, 2013: Genetic Technologies Limited (ASX: GTG, NASDAQ: GENE) is pleased to advise that its Canadian-listed subsidiary, Gtech International Resources Limited (“Gtech”), has executed a Merger Agreement with Sydney-based company Simavita Holdings Limited (“Simavita”).

Pursuant to the scheme which is envisaged by the Merger Agreement (which is subject to the approval of the shareholders of both Gtech and Simavita), Gtech will offer to acquire 100% of the outstanding shares of Simavita.  The purchase price for the acquisition of Simavita will be paid for via the issue of shares in Gtech.

Genetic Technologies Limited currently holds a 75.82% direct equity interest in Gtech.  Details of the proposed transaction can be found at www.gtechinternational.com

“We are extremely pleased that Gtech has entered into a transaction that will see all of its shareholders, including GTG, benefit from the planned expansion of the exciting Simavita business into the huge North American market and beyond”, said GTG Chief Executive Officer, Ms. Alison Mew.  “Further, the transition of management to the incoming Simavita team will enable GTG to maintain focus on the expansion of its US business through the growth of its flagship BREVAGenTM test”, she added.

FOR FURTHER INFORMATION PLEASE CONTACT

Thomas G. Howitt	Ms. Laura Forman (USA)
Company Secretary	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103

Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is a company listed on both the ASX and NASDAQ with operations in the USA and Australia.  For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and of 1995.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040